UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2017

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Santander

Earnings Release
(BR GAAP)

3rd Quarter of 2017

Santander
Simple | Personal | Fair

Data Summary for the Period

All information presented in this report considers the managerial result, except where otherwise indicated. In this quarter, Santander Brasil adhered to the installment payment program for outstanding taxes. The expenses related to this program were excluded from the managerial analysis (see page 7). The reconciliation with the accounting result can be found on pages 25 and 26.

MANAGERIAL¹ ANALYSIS - BR GAAP	9M17	9M16	Var.	3Q17	2Q17	Var.
			12M			3M

RESULTS (R$ million)
Net interest income	27,829	23,671	17.6%	9,863	9,098	8.4%
Fees	11,372	9,522	19.4%	3,871	3,792	2.1%
Allowance for loan losses	(7,053)	(7,776)	-9.3%	(2,429)	(2,360)	2.9%
General Expenses²	(13,985)	(13,088)	6.9%	(4,806)	(4,550)	5.6%
Personnel Expenses	(6,725)	(6,300)	6.7%	(2,319)	(2,205)	5.2%
Administrative Expenses	(7,260)	(6,788)	7.0%	(2,487)	(2,344)	6.1%
Managerial net profit³	7,201	5,350	34.6%	2,586	2,335	10.7%
Accounting net profit	5,499	3,996	37.6%	1,795	1,879	-4.5%

BALANCE SHEET (R$ million)
Total assets	676,768	661,186	2.4%	676,768	653,050	3.6%
Securities and Derivative Financial Instruments	182,557	153,135	19.2%	182,557	168,391	8.4%
Loan portfolio	262,965	247,324	6.3%	262,965	256,765	2.4%
Individuals	102,263	88,440	15.6%	102,263	97,414	5.0%
Consumer finance	39,178	33,868	15.7%	39,178	36,988	5.9%
SMEs	32,945	32,224	2.2%	32,945	32,552	1.2%
Corporate	88,579	92,792	-4.5%	88,579	89,811	-1.4%
Expanded Loan Portfolio⁴	336,409	310,965	8.2%	336,409	324,944	3.5%
Funding from Clients⁵	309,244	291,726	6.0%	309,244	300,668	2.9%
Deposits (demand, saving and time)	201,417	137,700	46.3%	201,417	175,721	14.6%
Equity⁶	61,564	58,695	4.9%	61,564	59,608	3.3%

PERFORMANCE INDICATORS (%)
Return on average equity excluding goodwill⁶ - annualized	16.3%	12.9%	340 bps	17.1%	15.8%	130 bps
Return on average asset excluding goodwill⁶ - annualized	1.4%	1.1%	30 bps	1.6%	1.4%	20 bps
Efficiency ratio⁷	44.0%	47.9%	-391 bps	43.7%	43.4%	31 bps
Recurrence ratio⁸	81.3%	72.8%	850 bps	80.5%	83.4%	-290 bps
BIS ratio	16.2%	17.6%	-144 bps	16.2%	16.5%	-32 bps
Tier I	15.2%	16.5%	-129 bps	15.2%	15.4%	-20 bps
Tier II	1.0%	1.2%	-16 bps	1.0%	1.1%	-12 bps

PORTFOLIO QUALITY INDICATORS (%)
Delinquency ratio (over 90 days)	2.9%	3.5%	-60 bps	2.9%	2.9%	0 bps
Individuals	3.7%	4.3%	-60 bps	3.7%	3.9%	-20 bps
Corporate & SMEs	1.9%	2.8%	-90 bps	1.9%	2.0%	-10 bps
Delinquency ratio (over 60 days)	3.6%	4.4%	-80 bps	3.6%	3.8%	-20 bps
Coverage ratio (over 90 days)	229.7%	198.1%	3,160 bps	229.7%	228.9%	80 bps

OTHER DATA
Assets under management[9] - AUM (R$ million)	296,043	240,304	23.2%	296,043	272,118	8.8%
Branches	2,255	2,255	-	2,255	2,255	-
PABs (mini branches)	1,167	1,153	14	1,167	1,170	(3)
Own ATMs	13,507	13,957	(450)	13,507	13,610	(103)
Shared ATMs	20,940	19,456	1,484	20,940	20,809	131
Employees	46,632	48,024	(1,392)	46,632	46,596	36

¹ Excluding 100% of the goodwill amortization expense, the foreign exchange hedge effect and other adjustments, as described on pages 25 and 26.

² Administrative expenses exclude 100% of the goodwill amortization expense. Personnel expenses include profit-sharing.

³ Managerial net profit corresponds to the corporate net profit, excluding the extraordinary result and the 100% reversal of the goodwill amortization expense that occurred in the period. Goodwill amortization expenses were R$ 457 million in 3Q17, R$ 456 million in 2Q17 and R$ 448 million in 3Q16.

⁴ Including other credit risk transactions (debentures, FDIC, CRI, promissory notes, international distribution promissory notes, acquiring-activities related assets and guarantees).

⁵ Including Savings, Demand Deposits, Time Deposits, Debentures, LCA, LCI, financial bills and Certificates of Structured Operations ("COE").

⁶ Excluding 100% of the goodwill balance (net of amortization), which amounted to R$ 795 million in 3Q17, R$ 1,249 million in 2Q17 and R$ 2,625 million in 3Q16.

⁷ Efficiency ratio: General Expenses / (Net Interest Income + Fees + Tax Expenses + Other Operating Income/Expenses).

⁸ Recurrence ratio: Fees/ General Expenses.

9 According to ANBIMA (Brazilian Financial and Capital Markets Association) criteria.

Data Summary for the Period | Strategy | Executive Summary | Santander Brasil Results | Our Shares | Ratings | Accounting and Managerial Results Reconciliation

Strategy

Banco Santander Brasil is the only international bank with scale in the country. We are convinced that the best way to grow in a profitable, recurring and sustainable manner is by providing excellent services to enhance customer satisfaction levels and attract more customers, making them more loyal. Our actions are based on establishing close and long-lasting relationships with customers, suppliers and shareholders. To accomplish that goal, our purpose is to help people and businesses prosper by being a Simple, Personal and Fair Bank, guided by the following strategic priorities:

- Increase customer preference and loyalty by offering targeted, simple, digital and innovative products and services through a multi-channel platform.
- Improve the profitability, recurrence and sustainability of our results by growing in businesses with greater revenue diversification, aiming to strike a balance between loan, funding and services, while maintaining a preemptive risk management approach and rigorous cost control.
- Be disciplined with capital and liquidity to preserve our solidity, face regulatory changes and seize growth opportunities.
- Boost productivity through an intense agenda of commercial improvements that enable us to offer a complete portfolio of services.

Our results indicate that the strategy implemented over the last years has been assertive. We continued to expand our profitable market share: by August 2017, we achieved a 8.5% market share in loan portfolio, 59 bps higher in twelve months, and 9.6% market share in funding, increasing by 197 bps during the same period. We are focused on expanding our business and constantly improving our customers' experience, providing continuous innovative solutions:

Retail

- **Credit Cards:** our credit card turnover continued posting strong growth for the eighth consecutive quarter, reaching a market share of 14.5%[1], an increase of 160 bps in twelve months. Santander Way continues to be well rated in the Apps market, with a 5-star rating at the Apple Store and 4.7-star rating at Google Play, reaching over 2 million unique users during this first year of operation.
- **Payroll Loans:** we maintained strong growth in origination (+52.2% in twelve months), outperforming the market, which contributed in the increase of our market share (+390 bps in twelve months), reaching 13.3%[2]. We launched the digital payroll loans platform, which allows loans to be granted via mobile phone and has already registered approximately 65.5 thousand monthly loan simulations. This innovation positions us to capture business opportunities and reinforces our strategy of delivering a better experience to our customers.
- **Investments:** we launched Santander One, a digital channel offering financial guidance focusing on investments, which had over 2,3 million views since its launching, in August 2017. We continue to improve our investments offers to our customers, providing financial advice on a more personal basis.
- **Superdigital:** we increased our customer base by 113 thousand new accounts in the quarter, reaching a total of 1.2 million customers.

Data Summary for the Period | **Strategy** | Executive Summary | Santander Brasil Results | Our Shares | Ratings | Accounting and Managerial Results Reconciliation

Getnet

- Amounted to R$ 99,944 million in total turnover in the first nine months, with strong turnover growth (+33% YoY), influenced by the increase in credit turnover (+32% YoY) and debit turnover (+35% YoY), outperforming the market. Total transaction volume reached 1,119 million, increasing by 31% in twelve months. For the quarter, we estimate reaching 11.6%[3] market share, with a 180 bps increase in twelve months. We expanded the distribution of the "Vermelhinha" (POS) for purchase and rent in all our branches for clients and non-clients. We are among the leading card processing companies in Latin America, ranking in 2nd place in web transactions[4] and 4th place in total transactions[4].

SMEs

- **Agro:** we continued to expand our corporate loan portfolio, with a market share of 8.7%[2] (+440 bps in twelve months), improving our specialized service to enable appropriate solutions for the segment.
- **SMEs:** we increased our market share (+80 bps) in twelve months, reaching 8.8%[5]. We continue to strengthen this segment by offering differentiated, sectorized and specialized services, with the objective of expanding our portfolio, our customer base and customer loyalty.

Strengthening leading businesses

- **Santander Financiamentos:** we continue as market leader in vehicle financing, with a market share of 22.5%[2] (+300 bps in twelve months). Our +Negócios digital platform continues to support the expansion of our portoflio, with a 70% rise in vehicle financing unique simulations when compared to December 2016. In addition, we also launched the +Vezes digital platform, aimed at the consumer goods segment (CDC[6]), which has already posted approximately 164 thousand monthly unique simulations.
- **Global Corporate Banking (GCB):**
  - We are the leading bank in ECM (Equity Capital Market)[7] transactions in Brazil, according to Dealogic.
  - We maintained our recognition as leaders in financial advisory services for project financing in Brazil by Dealogic[8] and Anbima[9] and in foreign exchange market by the Central Bank of Brazil[2].
  - We were elected the Best Treasury in Brazil[10] and we are among the best Research in Brazil and Latin America[11].

Customer Loyalty:

The growth of our customer base highlights our continued focus on improving the experience of our customers.

Loyal customers | million

+15%
3.5
3.8
4.0
3Q16
2Q17
3Q17

Active customers | million

+6%
19.8
20.6
21.1
3Q16
2Q17
3Q17

We continue to expand our digital transactions. E-commerce revenue of personal loans increased 2.2x in twelve months and credit card revenue grew 2.0x.

Digital customers | million

+33%
6.0
7.4
8.0
3Q16
2Q17
3Q17

Sustainability:

In terms of sustainability, Santander maintains a prominent position in the Microcredit Program, which has already reached R$ 378 million in loan portfolio in September 2017, and in the University segment, we have awarded more than 7.8 thousand scholarships since 2015, actively contributing to the educational advance in Brazil.

[1] Source ABECS, as of June 2017. [2] Source Central Bank of Brazil, as of August 2017. [3] Source Santander Brasil, estimated market share. [4] Source Nilson Report, as of 2016. [5] Source Central Bank of Brazil, as of June 2017. [6] Direct consumer credit (Crédito Direto ao Consumidor). [7] Source Dealogic, ECM – Fully Marketed, as of October 16th, 2017. [8] "Assessoria Financeira Américas". Dealogic. 9M17 [9] "Assessoria Financeira – líder desde 2008". ANBIMA.2016 [10] Source Euromoney. [11] Source Institutional Investor Magazine.

Data Summary for the Period | Strategy | Executive Summary | Santander Brasil Results | Our Shares | Ratings | Accounting and Managerial Results Reconciliation

Executive Summary

RESULTS

In the first nine months of 2017, the 35% increase in net profit was mainly driven by strong commercial retail activity, giving evidence to a sound recurrence in the generation of results, with organic growth and profitable market share gain. We maintain a preemptive risk management and a consistent improvement in efficiency, reflecting the increase of our productivity. The results illustrate our commitment to deliver consistent higher profitability, supported by a robust, client-centric business model, with focus on increasing customers loyalty.

Managerial net profit

totaled R$ 7,201 million in the first nine months of 2017, the highest historical level, increasing 34.6% in twelve months and up 10.7% in three months. We continued to deliver sustainable and consistent net profit growth in 14 out of the last 15 quarters.

Profitability

The return on average equity (ROAE), adjusted for goodwill, reached 17.1% in the third quarter of 2017, an 400 bps increase in twelve months, supported by retail dynamics, and strengthening of our leading operations.

Total revenues

amounted to R$ 39,201 million in the first nine months of 2017, rising 18.1% in twelve months (or R$ 6,007 million), highlighted by the good performance of net interest income in volumes and spreads, as well as positive dynamics in virtually all fees revenue lines. In three months, total revenue grew 6.5%.

Net interest income reached R$ 27,829 million in the first nine months of the year, increasing 17.6% in twelve months, mainly due to higher revenues from loan, funding and market activities. In three months, net interest income grew 8.4%, with highlights to the increase in market activities.

Fees totaled R$ 11,372 million in the first nine months of the year, increasing 19.4% in twelve months, mainly influenced by the growth in credit card revenues, current account services and insurance fees. In three months, fees reported a 2.1% growth, highlighted by credit card revenues.

Allowance for loan losses

reached R$ 7,053 million in the first nine months of 2017, down 9.3% in twelve months (or R$ 723 million). This improvement reflects our preemptive risk management, with deeper knowledge of the customer life cycle. Our models have been successful in keeping the quality indicators of the loan portfolio under control. In three months, these expenses increased 2.9%, mainly due to specific cases in the Corporate segment.

General expenses

totaled R$ 13,985 million in the first nine months of 2017, increasing 6.9% in twelve months (or R$ 897 million) and 5.6% higher in three months, given higher variable expenses, in line with the business dynamics. The efficiency ratio reached the lowest level in the last 5 years, reaching 44.0% in the first nine months of the year.

Data Summary for the Period | Strategy | Executive Summary | Santander Brasil Results | Our Shares | Ratings | Accounting and Managerial Results Reconciliation

OTHER EVENTS

In August 2017, we adhered to the installment payment program for outstanding taxes and social security debts (in accordance with Provisory Act (MP) 783/2017). The adherence to this program included administrative proceedings related to IRPJ, CSLL and Social Security Contributions for the periods from 1999 to 2005. Thus, expenses in the accounting result of 3Q17 were recorded in the administrative expenses, operating expenses and taxes accounts, totaling R$ 334 million after tax. For more information, see explanatory note 23(e) of the Financial Statements in BR GAAP.

BALANCE SHEET AND INDICATORS

The total loan portfolio

amounted to R$ 262,965 million in September 2017, increasing 6.3% in twelve months (or a 6.6% growth when disregarding the foreign exchange fluctuation effect), outperforming market growth, which represents our solid performance despite a challenging economic environment. In three months, the portfolio reported a 2.4% growth (or a growth of 2.9% when disregarding the foreign exchange fluctuation effect). Among the segments, loans to individuals and the consumer finance portfolio stood out as the top performers in both periods.

Loans to individuals totaled R$ 102,263 million at the end of September 2017, rising 15.6% in twelve months and 5.0% in three months, driven by credit cards, payroll loans and agricultural loans.

The consumer finance portfolio reached R$ 39,178 million at the end of September 2017, an increase of 15.7% in twelve months and up 5.9% in three months, with above-market performance. We continue as leaders in vehicle financing, reinforcing our position with the +Negócios.

The SMEs portfolio reached R$ 32,945 million in September 2017, increasing 2.2% in twelve months and up 1.2% in three months (or a 2.4% increase in twelve months and a 1.5% increase in three months when disregarding the foreign exchange fluctuation effect).

The corporate loan portfolio came to R$ 88,579 million, down 4.5% in twelve months and down 1.4% in three months (or a 3.8% decrease in twelve months and remaining practically stable in three months when disregarding the foreign exchange fluctuation effect).

The expanded loan portfolio reached R$ 336.409 million, increasing 8.2% in twelve months and up 3.5% in three months.

Funding from clients

reached R$ 309,244 million at the end of September 2017, rising 6.0% in twelve months (or R$ 17,518 million) and rising 2.9% in three months. In both periods, saving and time deposits showed strong evolution.

Total funding, which includes, among others, funding from customers and funds, reached R$ 593,524 million, increasing 11.8% in twelve months and 5.1% higher in three months.

Total equity

excluding R$ 795 related to the goodwill balance, reached R$ 61,564 million at the end of September 2017, up 4.9% in twelve months and up 3.3% in three months.

Quality indicators

The over-90-day delinquency ratio reached 2.9%, down 60 bps in twelve months, with improvement in the individual and corporate & SMEs segments, confirming the evolution of our risk model over the last years. On a quarterly basis, this indicator remained stable.

The BIS ratio stood at 16.2% in September 2017, down 144 bps in twelve months and down 32 bps in three months.

Next, we present our analysis of the managerial results.

MANAGERIAL FINANCIAL STATEMENTS¹ (R$ million)	9M17	9M16	Var. 12M	3Q17	2Q17	Var. 3M

Net Interest Income	27,829	23,671	17.6%	9,863	9,098	8.4%
Allowance for Loan Losses	(7,053)	(7,776)	-9.3%	(2,429)	(2,360)	2.9%
Net Interest Income after Loan Losses	20,776	15,895	30.7%	7,434	6,738	10.3%
Fees	11,372	9,522	19.4%	3,871	3,792	2.1%
General Expenses	(13,985)	(13,088)	6.9%	(4,806)	(4,550)	5.6%
Personnel Expenses + Profit Sharing	(6,725)	(6,300)	6.7%	(2,319)	(2,205)	5.2%
Administrative Expenses²	(7,260)	(6,788)	7.0%	(2,487)	(2,344)	6.1%
Tax Expenses	(2,712)	(2,436)	11.3%	(914)	(892)	2.5%
Investments in Affiliates and Subsidiaries	26	4	n.a.	10	11	-3.9%
Other Operating Income/Expenses	(4,735)	(3,446)	37.4%	(1,835)	(1,528)	20.1%
Operating Income	10,743	6,452	66.5%	3,760	3,572	5.3%
Non Operating Income	(313)	41	n.a.	(35)	(210)	-83.5%
Net Profit before Tax	10,430	6,493	60.6%	3,725	3,362	10.8%
Income Tax and Social Contribution	(2,929)	(1,005)	n.a.	(1,030)	(926)	11.2%
Minority Interest	(300)	(138)	n.a.	(110)	(101)	9.1%
Net Profit	7,201	5,350	34.6%	2,586	2,335	10.7%

¹ Excluding 100% of the goodwill amortization expense, foreign exchange hedge effect and other adjustments, as described on pages 25 and 26.

² Administrative expenses exclude 100% of the goodwill amortization expense.

Net Interest Income

Net interest income totaled R$ 27,829 million in the first nine months of 2017, increasing 17.6% in twelve months (or R$ 4,157 million) and up 8.4% in three months.

Revenues from loan operations increased 10.4% in twelve months and advanced 2.4% in three months. These changes reflect higher average volume and spread, due to a greater share of the individuals in the portfolio, resulting from changes in segment mix.
Funding revenues increased 35.3% in twelve months, as a result of the liability management plan implemented in 2016, as previously mentioned. In three months, funding revenues grew 4.4% due to the increase in average volume.

The "Other" interest income, which considers the results of the structural gap in the balance sheet interest rate and Treasury, among others, increased 31.6% in twelve months and grew 26.7% in three months. The reported growth in both periods is explained by higher gains in market activities.

Net Interest Income
R$ million
19.3%
8.4%
8,266
2,057
847
5,363
7,825
1,393
871
5,561
8,868
2,302
977
5,590
9,098
2,157
968
5,973
9,863
2,733
1,010
6,119
3Q16
4Q16
1Q17
2Q17
3Q17
Loan
Funding
Other

Spread Evolution
8.7%
8.9%
8.9%
9.4%
9.4%
1.5%
1.6%
1.7%
1.6%
1.6%
3Q16
4Q16
1Q17
2Q17
3Q17
Loan Spread (Annualized)
Funding Spread (Annualized)

NET INTEREST INCOME	9M17	9M16	Var.	3Q17	2Q17	Var.
(R$ million)			12M			3M

Net Interest Income	27,829	23,671	17.6%	9,863	9,098	8.4%
Loan	17,681	16,022	10.4%	6,119	5,973	2.4%
Average volume	255,839	246,268	3.9%	259,439	255,421	1.6%
Spread (Annualized)	9.2%	8.7%	57 bps	9.4%	9.4%	-2 bps
Funding	2,955	2,184	35.3%	1,010	968	4.4%
Average volume	244,973	219,980	11.4%	254,796	245,292	3.9%
Spread (Annualized)	1.6%	1.3%	29 bps	1.6%	1.6%	-2 bps
Other¹	7,192	5,465	31.6%	2,733	2,157	26.7%

¹ Including other margins and the result from financial transactions

FEES INCOME (R$ million)	9M17	9M16	Var. 12M	3Q17	2Q17	Var. 3M

Credit Cards and Acquiring	3,580	2,893	23.8%	1,246	1,181	5.5%
Insurance fees	1,795	1,523	17.9%	581	626	-7.2%
Current Account Services	2,144	1,616	32.7%	747	744	0.3%
Asset Management	760	811	-6.4%	251	246	1.7%
Lending Operations	1,119	1,055	6.0%	378	370	2.1%
Collection Services	1,023	894	14.5%	360	315	14.2%
Securities Brokerage and Placement Services	500	397	25.8%	159	161	-1.2%
Other	451	333	35.5%	150	148	1.2%
Total	11,372	9,522	19.4%	3,871	3,792	2.1%

EXPENSES' BREAKDOWN (R$ million)	9M17	9M16	Var. 12M	3Q17	2Q17	Var. 3M

Outsourced and Specialized Services	1,693	1,616	4.8%	562	499	12.7%
Advertising, promotions and publicity	355	273	29.7%	167	121	38.6%
Data processing	1,249	1,162	7.4%	418	403	3.8%
Communications	326	366	-11.0%	112	104	7.7%
Rentals	548	556	-1.4%	179	184	-3.1%
Transport and Travel	134	161	-16.7%	46	46	1.5%
Security and Surveillance	452	525	-14.0%	154	148	4.2%
Maintenance	171	194	-11.4%	56	58	-3.2%
Financial System Services	209	187	11.9%	70	70	-0.8%
Water, Electricity and Gas	134	161	-16.5%	39	46	-15.5%
Material	46	51	-10.5%	17	16	3.4%
Other	425	226	88.4%	139	148	-6.4%
Subtotal	5,742	5,478	4.8%	1,959	1,844	6.3%
Depreciation and Amortization¹	1,518	1,310	15.9%	527	501	5.4%
Total Administrative Expenses	7,260	6,788	7.0%	2,487	2,344	6.1%

Compensation²	4,399	4,084	7.7%	1,562	1,411	10.7%
Charges	1,209	1,119	8.1%	407	402	1.3%
Benefits	1,067	1,092	-2.3%	339	373	-9.1%
Training	38	53	-29.8%	17	12	41.3%
Other	12	(49)	n.a.	(6)	8	n.a.
Total Personnel Expenses	6,725	6,300	6.7%	2,319	2,205	5.2%

Administrative + Personnel Expenses (excludes depreciation and amortization)	12,467	11,778	5.8%	4,279	4,049	5.7%

Total General Expenses	13,985	13,088	6.9%	4,806	4,550	5.6%

¹ Excluding 100% of the goodwill amortization expenses, which totaled R$ 457 million in 3Q17, R$ 456 million in 2Q17 and R$ 448 million in 3Q16.

² Including Profit-Sharing.

OTHER OPERATING INCOME (EXPENSES) (R$ million)	9M17	9M16	Var. 12M	3Q17	2Q17	Var. 3M

Expenses from credit cards	(1,192)	(885)	34.8%	(417)	(378)	10.3%
Net Income from Capitalization	270	235	14.9%	89	93	-3.5%
Provisions for contingencies¹	(1,519)	(1,512)	0.5%	(375)	(621)	-39.6%
Other	(2,293)	(1,285)	78.5%	(1,132)	(622)	82.1%
Other operating income (expenses)	(4,735)	(3,446)	37.4%	(1,835)	(1,528)	20.1%

¹ Including tax, civil and labor provisions.

ASSETS	Sep/17	Sep/16	Var.	Jun/17	Var.
(R$ million)			12M		3M

Current Assets and Long-term Assets	664,984	647,837	2.6%	640,995	3.7%
Cash and Cash Equivalents	7,080	6,089	16.3%	8,261	-14.3%
Interbank Investments	49,963	63,960	-21.9%	51,599	-3.2%
Money Market Investments	43,787	57,407	-23.7%	38,900	12.6%
Interbank Deposits	1,503	1,596	-5.8%	1,315	14.3%
Foreign Currency Investments	4,673	4,957	-5.7%	11,385	-59.0%
Securities and Derivative Financial Instruments	182,557	153,135	19.2%	168,391	8.4%
Own Portfolio	69,296	62,315	11.2%	48,112	44.0%
Subject to Repurchase Commitments	73,001	55,444	31.7%	84,360	-13.5%
Posted to Central Bank of Brazil	2,179	3,826	-43.0%	2,333	-6.6%
Pledged in Guarantees	18,007	11,992	50.2%	15,233	18.2%
Other	20,074	19,557	2.6%	18,353	9.4%
Interbank Accounts	68,277	64,573	5.7%	68,135	0.2%
Restricted Deposits:	66,423	62,641	6.0%	65,287	1.7%
-Central Bank of Brazil	66,149	62,472	5.9%	65,012	1.7%
-National Housing System	274	169	62.4%	275	-0.5%
Other	1,854	1,933	-4.1%	2,848	-34.9%
Lending Operations	246,068	230,780	6.6%	240,014	2.5%
Lending Operations	263,040	247,322	6.4%	256,822	2.4%
Lending Operations Related to Assignment	355	738	-51.9%	421	-15.7%
(Allowance for Loan Losses)	(17,327)	(17,280)	0.3%	(17,229)	0.6%
Other Receivables	108,572	126,839	-14.4%	102,050	6.4%
Foreign Exchange Portfolio	46,004	69,315	-33.6%	39,750	15.7%
Income Receivable	26,915	27,828	-3.3%	27,913	-3.6%
Other	35,654	29,697	20.1%	34,387	3.7%
Other Assets	2,467	2,461	0.2%	2,546	-3.1%
Permanent Assets	11,784	13,349	-11.7%	12,056	-2.3%
Temporary Assets	391	182	114.8%	372	5.0%
Fixed Assets	7,060	7,612	-7.3%	7,174	-1.6%
Intangibles	4,334	5,555	-22.0%	4,510	-3.9%
Goodwill net of amortization	795	2,625	-69.7%	1,249	-36.4%
Other Assets	3,539	2,930	20.8%	3,260	8.5%
Total Assets	676,768	661,186	2.4%	653,050	3.6%

Total Assets (excluding goodwill)	675,973	658,561	2.6%	651,801	3.7%

LIABILITIES (R$ million)	Sep/17	Sep/16	Var. 12M	Jun/17	Var. 3M

Current Liabilities and Long-term Liabilities	611,637	597,106	2.4%	589,129	3.8%
Deposits	204,118	140,865	44.9%	178,615	14.3%
Demand Deposits	15,980	15,452	3.4%	16,175	-1.2%
Savings Deposits	38,570	34,764	10.9%	37,064	4.1%
Interbank Deposits	2,701	3,162	-14.6%	2,894	-6.7%
Time Deposits	146,867	87,483	67.9%	122,482	19.9%
Money Market Funding	141,526	152,403	-7.1%	150,083	-5.7%
Own Portfolio	104,607	107,834	-3.0%	120,790	-13.4%
Third Parties	2,457	17,347	-85.8%	335	634.0%
Free Portfolio	34,461	27,221	26.6%	28,958	19.0%
Funds from Acceptance and Issuance of Securities	78,143	104,295	-25.1%	85,139	-8.2%
Resources from Real Estate Credit Notes, Mortgage Notes, Credit and Similar	72,758	95,322	-23.7%	79,346	-8.3%
Funding from Certificates of Structured Operations	1,540	1,110	38.7%	1,330	15.7%
Securities Issued Abroad	2,700	6,791	-60.2%	3,393	-20.4%
Other	1,145	1,072	6.8%	1,071	7.0%
Interbank Accounts	1,571	1,729	-9.1%	1,790	-12.2%
Interbranch Accounts	3,051	3,048	0.1%	2,719	12.2%
Borrowings	26,235	29,283	-10.4%	28,007	-6.3%
Domestic Onlendings - Official Institutions	16,934	16,615	1.9%	16,842	0.5%
National Economic and Social Development Bank (BNDES)	9,577	9,014	6.2%	10,090	-5.1%
National Equipment Financing Authority (FINAME)	7,070	7,259	-2.6%	6,497	8.8%
Other Institutions	287	342	-16.1%	254	12.8%
Derivative Financial Instruments	18,952	15,020	26.2%	16,919	12.0%
Other Payables	121,107	133,850	-9.5%	109,015	11.1%
Foreign Exchange Portfolio	46,426	69,235	-32.9%	39,635	17.1%
Tax and Social Security	5,185	11,916	-56.5%	3,920	32.3%
Subordinated Debts	505	454	11.3%	494	2.4%
Debt Instruments Eligible to Compose Capital	8,011	8,209	-2.4%	8,438	-5.1%
Other	60,980	44,037	38.5%	56,528	7.9%
Deferred Income	506	565	-10.5%	519	-2.7%
Minority Interest	2,268	2,194	3.3%	2,545	-10.9%
Equity	62,359	61,321	1.7%	60,858	2.5%
Total Liabilities	676,768	661,186	2.4%	653,050	3.6%

Equity (excluding goodwill)	61,564	58,695	4.9%	59,608	3.3%

SECURITIES (R$ million)	Sep/17	Sep/16	Var. 12M	Jun/17	Var. 3M

Public securities	142,346	113,674	25.2%	129,324	10.1%
Private securities	20,139	19,907	1.2%	20,716	-2.8%
Financial instruments	20,072	19,554	2.6%	18,350	9.4%
Total	182,557	153,135	19.2%	168,391	8.4%

Data Summary for the Period | Strategy | Executive Summary | Santander Brasil Results | Our Shares | Ratings | Accounting and Managerial Results Reconciliation
Managerial Financial Statement | Balance Sheet

Loan Portfolio

The loan portfolio reached R$ 262,965 million at the end of September 2017, a 6.3% growth in twelve months (or R$ 15,640 million) and up 2.4% in three months. Disregarding the impact of the exchange rate fluctuation, the total loan portfolio would have increased 6.6% in twelve months and 2.9% in three months.

The balance of the foreign currency portfolio, including dollar-indexed loans, was R$ 30,093 million at the end of September 2017, a 10.1% decline when compared to the balance of R$ 33,463 million in September 2016 and 1.5% versus the balance of R$ 30,554 million in June 2017.

The growth of the loan portfolio in three months was mainly influenced by the individual and consumer finance portfolios. The portfolio of small and medium-sized companies continued to grow for the second consecutive quarter. The corporate portfolio reduced at a slower pace compared to the second quarter of 2017.

Variation of loan portfolio
R$ million
256,765
4,850
2,190
392
(1,232)
262,965
Jun/17
Individuals
Consumer Finance
SMEs
Corporate
Sep/17

At the end of September 2017, the corporate portfolio accounted for 33.7% of the total portfolio, a reduction of 380 bps in twelve months. The individual loan portfolio reached a 38.9% stake of the total portfolio, increasing 310 bps in twelve months. The consumer finance portfolio accounted for 14.9% of the total portfolio, a 120 bps growth when compared to the previous year, and SMEs portfolio fell 50 bps, reaching 12.5%.

Breakdown of the loan portfolio
R$ million
Sep/17
38.9%
14.9%
12.5%
33.7%
262,965
Sep/16
35.8%
13.7%
13.0%
37.5%
247,324
Individuals
Consumer Finance
SMEs
Corporate

MANAGERIAL BREAKDOWN OF CREDIT BY SEGMENT (R$ million)	Sep/17	Sep/16	Var. 12M	Jun/17	Var. 3M

Individuals	102,263	88,440	15.6%	97,414	5.0%
Consumer Finance	39,178	33,868	15.7%	36,988	5.9%
SMEs	32,945	32,224	2.2%	32,552	1.2%
Corporate	88,579	92,792	-4.5%	89,811	-1.4%
Total portfolio	262,965	247,324	6.3%	256,765	2.4%
Other credit related transactions¹	73,444	63,640	15.4%	68,179	7.7%
Total expanded credit portfolio	336,409	310,965	8.2%	324,944	3.5%

¹ Includes debenture, FIDC, CRI , international distribution promissory notes, promissory notes, acquiring activities related assets and guarantees.

Loans to Individuals

Loans to individuals totaled R$ 102,263 million at the end of September 2017, a 15.6% growth (or R$ 13,823 million) in twelve months and up 5.0% in three months. The products that mainly explain the portfolio growth in twelve months are, credit card, payroll loans and agricultural loans.

The agricultural loan balance was R$ 4,854 million, up 38.9% in twelve months and growth of 15.9% in three months. The significant increase in both periods is related to our continuous focus on improving specialized services to enable appropriate solutions for the segment.

The credit card portfolio totaled R$ 21,850 million, a growth of 16.2% in twelve months (or R$ 3,045 million) and up 4.4% in three months.

The payroll loans portfolio reached R$ 23,950 million, increasing 35.6% in twelve months (or R$ 6,284 million) and up 9.1% in three months. We recently launched a digital payroll loan platform, which allows loans to be taken out via mobile phone and the platform has already registered approximately 65.5 thousand monthly loan simulations. This innovation positions us to capture business opportunities and reinforces our strategy of delivering a better experience for our customers.

The mortgage loan balance was R$ 27,251 million, a 0.7% increase in twelve months and up 0.8% in three months. We remain focused on providing simpler and faster services, with digital solutions and a better customer experience.

Individuals
R$ billion
15.6%
5.0%
88.4
91.4
94.0
97.4
102.3
19 3 27 18 2 19
20 3 27 19 2 21
20 4 27 20 2 20
22 4 27 22 2 21
23 5 27 24 2 22
Sep.16
Dec.16
Mar.17
Jun.17
Sep.17
Credit Card
Leasing / Vehicles
Payroll Loans
Mortgages
Agricultural Loans
Personal Loans / Others

Data Summary for the Period | Strategy | Executive Summary | Santander Brasil Results | Our Shares | Ratings | Accounting and Managerial Results Reconciliation
Managerial Financial Statement | Balance Sheet

Consumer Finance

The consumer finance portfolio, which is originated outside the branch network, totaled R$ 39,178 million at the end of September 2017, a 15.7% growth in twelve months (or R$ 5,310 million) and up 5.9% in three months. Of this total portfolio, R$ 32,606 million refers to vehicle financing for individuals, which increased 18.0% in twelve months.

The total vehicle portfolio for individuals, which includes operations carried out by both the financing unit (correspondent banks) as well as by Santander's branches network, grew 16.3% in twelve months and was up 5.4% in three months, reaching R$ 34,419 million in September 2017. It is worth mentioning that the portfolio growth in this quarter reflects our increase in sales, thanks to our digital platform +Negócios.

With +Negócios, we provide a better experience for our customers, especially, at the moment of granting vehicle loans. This platform made us the first choice for car dealers.

Additionally, we continue to strengthen our offering and positioning with complete solutions through Webmotors (a leading vehicle advertisement portal) and AutoCompara (a web-based tool that allows customers to compare car insurance quotes and acquire insurance from different insurers).

During this quarter, we launched a new digital platform, +Vezes, which is aimed at the consumer financing segment, and has already reported approximately 164 thousand monthly unique simulations.

Consumer Finance
R$ billion
15.7%
5.9%
33.9
34.8
35.8
37.0
39.2
Sep.16
Dec.16
Mar.17
Jun.17
Sep.17

Loan portfolio composition | 3Q17
13%
87%
Vehicles
Others

Corporate & SMEs Loans

The Corporate & SMEs loan portfolio stood at R$ 121,523 million in September 2017, a 2.8% decrease in twelve months (or R$ 3,493 million) and a 0.7% decrease in three months.

Corporate
R$ billion
-2.8%
-0.7%
125.0
130.7
127.4
122.4
121.5
92.8
97.9
94.9
89.8
88.6
32.2
32.8
32.5
32.6
32.9
Sep.16
Dec.16
Mar.17
Jun.17
Sep.17
SMEs
Corporate

The Corporate loan portfolio reached R$ 88,579 million, down 4.5% (or R$ 4,213 million) in twelve months and down 1.4% in three months (or a decrease of 3.8% in twelve months, remaining stable in three months, disregarding the effect of exchange rate fluctuation).

Loans to the SMEs segment totaled to R$ 32,945 million, a 2.2% increase (or R$ 721 million) in twelve months and up 1.2% in three months.

In line with our purpose of helping people and businesses prosper, we continue to strengthen our commitment to this segment with differentiated offerings, such as Conta Integrada and the Programa Avançar. We also broadened the scope of our specialized services and focused on sector-oriented offers. All these actions, associated with the recovery of economic activity, provide us with an even more solid foundation to expand our portfolio and increase our customer base and loyalty.

MANAGERIAL BREAKDOWN OF CREDIT PORTFOLIO BY PRODUCT (R$ million)	Sep/17	Sep/16	Var. 12M	Jun/17	Var. 3M

Individuals
Leasing / Auto Loans¹	1,813	1,958	-7.4%	1,782	1.7%
Credit Card	21,850	18,804	16.2%	20,921	4.4%
Payroll Loans	23,950	17,666	35.6%	21,959	9.1%
Mortgages	27,251	27,075	0.7%	27,046	0.8%
Agricultural Loans	4,854	3,494	38.9%	4,186	15.9%
Personal Loans / Others	22,546	19,443	16.0%	21,519	4.8%
Total Individuals	102,263	88,440	15.6%	97,414	5.0%

Consumer Finance	39,178	33,868	15.7%	36,988	5.9%

Corporate and SMEs
Leasing / Auto Loans	2,747	2,735	0.4%	2,727	0.7%
Real Estate	7,530	10,049	-25.1%	8,207	-8.2%
Trade Finance	22,821	18,792	21.4%	23,201	-1.6%
On-lending	11,603	14,750	-21.3%	11,193	3.7%
Agricultural Loans	7,068	4,998	41.4%	7,017	0.7%
Working capital / Others	69,755	73,692	-5.3%	70,018	-0.4%
Total Corporate and SMEs	121,523	125,016	-2.8%	122,363	-0.7%

Total Credit	262,965	247,324	6.3%	256,765	2.4%
Other Credit Risk Transactions with customers²	73,444	63,640	15.4%	68,179	7.7%

Total Expanded Credit Portfolio	336,409	310,965	8.2%	324,944	3.5%

¹ Including consumer finance, the auto loan portfolio for individuals totaled R$ 34,419 million in Sep/17, R$ 32,650 million in Jun/17 and R$ 29,596 million in Sep/16.

² Including debentures, FIDC, CRI, promissory notes, international distribution promissory notes, acquiring-activities related assets and guarantees.

RENEGOTIATED PORTFOLIO (R$ million)	Sep/17	Sep/16	Var. 12M	Jun/17	Var. 3M

Renegotiated Portfolio	13,601	13,419	1.4%	13,219	2.9%
Allowance for loan losses over renegotiated portfolio	(7,647)	(7,449)	2.7%	(7,571)	1.0%
Coverage	56.2%	55.5%	70 bps	57.3%	-100 bps

FUNDING (R$ million)	Sep/17	Sep/16	Var. 12M	Jun/17	Var. 3M

Demand deposits	15,980	15,452	3.4%	16,175	-1.2%
Saving deposits	38,570	34,764	10.9%	37,064	4.1%
Time deposits	146,867	87,483	67.9%	122,482	19.9%
Debenture/LCI/LCA¹	68,731	87,282	-21.3%	78,311	-12.2%
Financial Bills²	39,095	66,744	-41.4%	46,635	-16.2%
Funding from clients	309,244	291,726	6.0%	300,668	2.9%

¹ Repo operations backed by Debentures, Real Estate Credit Notes (LCI) and Agricultural Credit Notes (LCA).

² Including Certificates of Structured Operations (COE).

FUNDING VS. CREDIT (R$ million)	Sep/17	Sep/16	Var. 12M	Jun/17	Var. 3M

Funding from customers (A)	309,244	291,726	6.0%	300,668	2.9%
(-) Reserve Requirements	(66,149)	(62,472)	5.9%	(65,012)	1.7%
Funding Net of Reserve Requirements	243,095	229,254	6.0%	235,656	3.2%
Borrowing and Onlendings	17,419	17,063	2.1%	17,334	0.5%
Subordinated Debts	8,516	8,663	-1.7%	8,932	-4.7%
Offshore Funding	28,450	35,626	-20.1%	30,908	-8.0%
Total Funding (B)	297,481	290,605	2.4%	292,829	1.6%
Assets under management¹	296,043	240,304	23.2%	272,118	8.8%
Total Funding and Asset under management	593,524	530,909	11.8%	564,947	5.1%
Total Credit (C)	262,965	247,324	6.3%	256,765	2.4%
C / B (%)	88.4%	85.1%		87.7%
C / A (%)	85.0%	84.8%		85.4%

¹ According to ANBIMA criteria.

OWN RESOURCES AND BIS (R$ million)	Sep/17	Sep/16	Var. 12M	Jun/17	Var. 3M

Tier I Regulatory Capital	60,428	59,112	2.2%	57,797	4.6%
CET1	56,417	55,002	2.6%	53,609	5.2%
Additional Tier I	4,011	4,110	-2.4%	4,188	-4.2%
Tier II Regulatory Capital	4,000	4,190	-4.5%	4,250	-5.9%
Adjusted Regulatory Capital (Tier I and II)	64,428	63,302	1.8%	62,047	3.8%
Risk Weighted Assets (RWA)	398,302	359,177	10.9%	375,988	5.9%
Required Regulatory Capital	36,843	35,469	3.9%	34,779	5.9%
Adjusted Credit Risk Capital requirement	30,430	30,025	1.3%	29,216	4.2%
Market Risk Capital requirement	3,399	2,473	37.5%	2,611	30.2%
Operational Risk Capital requirement	3,014	2,971	1.4%	2,952	2.1%
Basel Ratio	16.18%	17.62%	-144 bps	16.50%	-32 bps
Tier I	15.17%	16.46%	-129 bps	15.37%	-20 bps
CET1	14.16%	15.31%	-115 bps	14.26%	-10 bps
Tier II	1.01%	1.17%	-16 bps	1.13%	-12 bps

OWNERSHIP STRUCTURE	Common shares (thousand)%		Preferred shares (thousand)%		Total shares (thousand)	Total %

Santander Group ¹	3,443,588	90.18%	3,276,924	89.05%	6,720,512	89.62%
Treasury Shares	1,838	0.05%	1,838	0.05%	3,675	0.05%
Free Float	373,270	9.77%	401,074	10.90%	774,344	10.33%
Total	3,818,695	100.00%	3,679,836	100.00%	7,498,531	100.00%

¹ Considering the shareholding positions of: Grupo Empresarial Santander S.L. and Sterrebeeck B.V., as well as the shares owned by Management.

SANB11	9M17	9M16	Var. 12M	3Q17	2Q17	Var. 3M

Earnings (annualized) per unit (R$)	2.56	1.90	34.9%	2.76	2.49	10.8%
Dividend + Interest on capital per unit¹ (R$)	0.40	0.27	50.4%	0.27	0.13	100.1%
Closing price (R$)[1]	27.64	22.00	25.6%	27.64	25.00	10.6%
Book Value per unit (R$)[2]	16.42	15.62	5.1%	16.42	15.89	3.3%
Market Capitalization (R$ bi)[3]	103.63	82.68	25.3%	103.63	93.78	10.5%

¹ Closing price refers to the historical value. ² Book Value excludes goodwill.

³ Market Capitalization: Total Units (Unit = 1 Common + 1 Preferred) x Unit closing price on September 30th, 2017.

	Global Scale				National Scale

Ratings	Local Currency		Foreign Currency		National
	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
Standard & Poor’s (outlook)	BB (negative)	B	BB (negative)	B	brAA- (negative)	brA-1

Moody's (outlook)	Ba1 (negative)	NP	Ba3 (stable)	NP	Aaa.br	Br-1

ACCOUNTING AND MANAGERIAL	9M17	Reclassifications						9M17
RESULTS RECONCILIATION (R$ million)	Accounting	Exchange Hedge¹	Credit Recovery²	Amort. of goodwill³	Profit Sharing	FX variation[4]	Other events[5]	Managerial

Net Interest Income	30,291	(661)	(1,958)	-	-	156	-	27,829
Allowance for Loan Losses	(8,974)	-	2,004	-	-	(83)	-	(7,053)
Net Interest Income after Loan Losses	21,317	(661)	46	-	-	73	-	20,776
Fees	11,372	-	-	-	-	-	-	11,372
General Expenses	(14,355)	-	-	1,369	(1,103)	-	105	(13,985)
Personnel Expenses	(5,622)	-	-	-	(1,103)	-	-	(6,725)
Administrative Expenses	(8,733)	-	-	1,369	-	-	105	(7,260)
Tax Expenses	(2,777)	65	-	-	-	-	-	(2,712)
Investments in Affiliates and Subsidiaries	26	-	-	-	-	-	-	26
Other Operating Income/Expenses	(4,757)	-	(46)	-	-	(73)	142	(4,735)
Operating Income	10,826	(596)	(0)	1,369	(1,103)	-	247	10,743
Non Operating Income	(313)	-	-	-	-	-	-	(313)
Net Profit before Tax	10,514	(596)	(0)	1,369	(1,103)	-	247	10,430
Income Tax and Social Contribution	(3,612)	596	-	-	-	-	87	(2,929)
Profit Sharing	(1,103)	-	-	-	1,103	-	-	-
Minority Interest	(300)	-	-	-	-	-	-	(300)
Net Profit	5,499	-	-	1,369	-	-	334	7,201

ACCOUNTING AND MANAGERIAL	9M16	Reclassifications						9M16
RESULTS RECONCILIATION (R$ million)	Accounting Pro Forma	Exchange Hedge¹	Credit Recovery²	Amort. of goodwill³	Profit Sharing	FX variation[4]	Other events[5]	Managerial

Net Interest Income	31,760	(6,673)	(2,126)	-	-	711	-	23,671
Allowance for Loan Losses	(9,332)	-	2,126	-	-	(570)	-	(7,776)
Net Interest Income after Loan Losses	22,428	(6,673)	-	-	-	141	-	15,895
Fees	9,522	-	-	-	-	-	-	9,522
General Expenses	(13,495)	-	-	1,354	(947)	-	-	(13,088)
Personnel Expenses	(5,353)	-	-	-	(947)	-	-	(6,300)
Administrative Expenses	(8,142)	-	-	1,354	-	-	-	(6,788)
Tax Expenses	(3,088)	653	-	-	-	-	-	(2,436)
Investments in Affiliates and Subsidiaries	4	-	-	-	-	-	-	4
Other Operating Income/Expenses	(3,305)	-	-	-	-	(141)	-	(3,446)
Operating Income	12,065	(6,021)	-	1,354	(947)	-	-	6,452
Non Operating Income	41	-	-	-	-	-	-	41
Net Profit before Tax	12,106	(6,021)	-	1,354	(947)	-	-	6,493
Income Tax and Social Contribution	(7,026)	6,021	-	-	-	-	-	(1,005)
Profit Sharing	(947)	-	-	-	947	-	-	-
Minority Interest	(138)	-	-	-	-	-	-	(138)
Net Profit	3,996	-	-	1,354	-	-	-	5,350

¹ Foreign Exchange Hedge: Under Brazilian tax rules, gains (losses) derived from exchange rate fluctuations on foreign currency investments are not taxable (tax deductible). This tax treatment leads to exchange rate exposure on taxes. An exchange rate hedge position was set up with the purpose of protecting the net profit from the impact of foreign exchange fluctuations related to this exposure on taxes.

² Credit Recovery: reclassified from Revenue from Loan Operations to Allowance for Loan Losses and, from 2017 onwards, it includes provision for guarantees provided.

³ Amortization of Goodwill: reversal of goodwill amortization expenses.

4 Exchange Rate Fluctuation: includes, in addition to the effect of exchange rate fluctuation, reclassifications between different lines of the Bank’s results (other operating income/expenses, allowance for loan losses, and non-operating result) for better comparability with previous quarters.

5 Other events: Adhesion to the installment payment program for outstanding taxes and social security debts (in accordance with Provisory Act MP 783/2017). For more information please refer to page 7 of this report.

ACCOUNTING AND MANAGERIAL	3Q17	Reclassifications						3Q17
RESULTS RECONCILIATION (R$ million)	Accounting	Exchange Hedge¹	Credit Recovery²	Amort. of goodwill³	Profit Sharing	FX variation[4]	Other events[5]	Managerial

Net Interest Income	11,799	(1,359)	(622)	-	-	45	-	9,863
Allowance for Loan Losses	(3,013)	-	620	-	-	(36)	-	(2,429)
Net Interest Income after Loan Losses	8,786	(1,359)	(2)	-	-	9	-	7,434
Fees	3,871	-	-	-	-	-	-	3,871
General Expenses	(4,930)	-	-	457	(438)	-	105	(4,806)
Personnel Expenses	(1,881)	-	-	-	(438)	-	-	(2,319)
Administrative Expenses	(3,049)	-	-	457	-	-	105	(2,487)
Tax Expenses	(1,047)	133	-	-	-	-	-	(914)
Investments in Affiliates and Subsidiaries	10	-	-	-	-	-	-	10
Other Operating Income/Expenses	(1,970)	-	2	-	-	(9)	142	(1,835)
Operating Income	4,720	(1,227)	0	457	(438)	-	247	3,760
Non Operating Income	(35)	-	-	-	-	-	-	(35)
Net Profit before Tax	4,686	(1,227)	0	457	(438)	-	247	3,725
Income Tax and Social Contribution	(2,343)	1,227	-	-	-	-	87	(1,030)
Profit Sharing	(438)	-	-	-	438	-	-	-
Minority Interest	(110)	-	-	-	-	-	-	(110)
Net Profit	1,795	-	-	457	-	-	334	2,586

ACCOUNTING AND MANAGERIAL	2Q17	Reclassifications						2Q17
RESULTS RECONCILIATION (R$ million)	Accounting	Exchange Hedge¹	Credit Recovery²	Amort. of goodwill³	Profit Sharing	FX variation[4]	Other events[5]	Managerial

Net Interest Income	7,951	1,665	(547)	-	-	29	-	9,098
Allowance for Loan Losses	(2,941)	-	545	-	-	36	-	(2,360)
Net Interest Income after Loan Losses	5,010	1,665	(1)	-	-	64	-	6,738
Fees	3,792	-	-	-	-	-	-	3,792
General Expenses	(4,660)	-	-	456	(346)	-	-	(4,550)
Personnel Expenses	(1,860)	-	-	-	(346)	-	-	(2,205)
Administrative Expenses	(2,800)	-	-	456	-	-	-	(2,344)
Tax Expenses	(729)	(163)	-	-	-	-	-	(892)
Investments in Affiliates and Subsidiaries	11	-	-	-	-	-	-	11
Other Operating Income/Expenses	(1,465)	-	1	-	-	(64)	-	(1,528)
Operating Income	1,959	1,502	-	456	(346)	-	-	3,572
Non Operating Income	(210)	-	-	-	-	-	-	(210)
Net Profit before Tax	1,750	1,502	-	456	(346)	-	-	3,362
Income Tax and Social Contribution	576	(1,502)	-	-	-	-	-	(926)
Profit Sharing	(346)	-	-	-	346	-	-	-
Minority Interest	(101)	-	-	-	-	-	-	(101)
Net Profit	1,879	-	-	456	-	-	-	2,335

¹ Foreign Exchange Hedge: Under Brazilian tax rules, gains (losses) derived from exchange rate fluctuations on foreign currency investments are not taxable (tax deductible). This tax treatment leads to exchange rate exposure on taxes. An exchange rate hedge position was set up with the purpose of protecting the net profit from the impact of foreign exchange fluctuations related to this exposure on taxes.

² Credit Recovery: reclassified from Revenue from Loan Operations to Allowance for Loan Losses and, from 2017 onwards, it includes provision for guarantees provided.

³ Amortization of Goodwill: reversal of goodwill amortization expenses.

4 Exchange Rate Fluctuation: includes, in addition to the effect of exchange rate fluctuation, reclassifications between different lines of the Bank’s results (other operating income/expenses, allowance for loan losses, and non-operating result) for better comparability with previous quarters.

5 Other events: Adhesion to the installment payment program for outstanding taxes and social security debts (in accordance with Provisory Act MP 783/2017). For more information please refer to page 7 of this report.

Santander Earnings Release (BR GAAP) | 3Q17

Our purpose is to help people and businesses prosper. Our culture is based on the belief that everything we do should be:

Simple | Personal | Fair

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 25, 2017

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer